Exhibit 99.1

Ability Inc. Announces Receipt of a Notification from NASDAQ Regarding Deficiencies in
Compliance with Certain Listing Rules

TEL AVIV, ISRAEL, April 26, 2017 / PRNewswire / – Ability Inc. (NASDAQ: ABIL) (the “Company”), a leading provider of innovative tactical communications intelligence solutions, today announced that on April 19, 2017 it received notification from the Nasdaq Listings Qualifications Department of the Nasdaq Capital Market (“NASDAQ”) that as a result of the recent resignation of all of the Company’s independent directors from the Company’s board of directors, as the Company previously announced on April 10, 2017, the Company is no longer in compliance with NASDAQ Listing Rules 5605(b)(1), 5605(c)(2), 5605(d)(2) and 5605(e) (collectively, the “Rules”), as the Company’s board of directors is no longer comprised of a majority of independent directors nor does it have an audit committee, compensation committee or nominating committee.

The Company has until May 3, 2017, a period shorter than normal, to submit a plan to regain compliance with the above listing rules, and if such plan is accepted by NASDAQ, then NASDAQ can grant an extension until October 16, 2017 for the Company to regain compliance with such rules. In addition, NASDAQ requested that the Company submit a detailed narrative that provides additional information regarding the events and circumstances that led to the simultaneous resignation of the independent directors and certain corporate documentation. The Company is actively searching for qualified independent directors to serve on the Board and the applicable committees thereof. The Company intends to appoint these directors prior to May 3, 2017. The Company believes that these efforts will bring the Company into compliance with the listing rules prior to May 3, 2017. However, if the Company is unable to appoint such independent directors prior to May 3, 2017, it intends to submit the requested plan to NASDAQ. There can be no assurance that the Company will ultimately be able to regain compliance with the listing rules.

About Ability Inc.

Ability Inc. (“Ability”) is the sole owner of Ability Computer & Software Industries Ltd., following the December 2015 closing of the business combination between Cambridge Capital Acquisition Corporation, Ability Computer & Software Industries Ltd. and Ability.

Headquartered in Tel Aviv, Israel, Ability Computer & Software Industries Ltd. was founded in 1994. We provide advanced interception, geolocation and cyber intelligence tools used by security and intelligence agencies, military forces, law enforcement and homeland security agencies worldwide. We have sold to governments and government agencies in over 50 countries. Ability offers a broad range of lawful interception, decryption, cyber and geolocation solutions for cellular and satellite communication, including ULIN, or Ultimate Interception, the first-to-market SaaS strategic interception system with voice, text and geolocation capabilities without geographic limitation. State-of-the-art technology underpins Ability's scalable offerings, which can be tactical-and-portable, or strategic-and-fixed, depending on its customers' needs. Additional information regarding Ability may be found at http://www.interceptors.com.

Caution Regarding Forward-Looking Statements

This press release contains “forward-looking statements.” Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Investor Relations Contacts:

Hayden/ MS-IR LLC

Miri Segal

Tel: +917-607-8654

msegal@ms-ir.com

or

Brett Maas

Tel: 646-536-7331

brett@haydenir.com